April 8, 2022

Office of Registration and Report
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Re: ***Monteagle Funds***
Investment Company Asset Protection Bond


To the Staff of the Commission:

      Pursuant to Section 17(g) of the Investment Company Act of 1940, as amended, and Rule 17g-1 thereunder, I hereby enclose in accordance with Rule 17g-1 for filing the following documents:

      1)   a copy of the Monteagle Funds Fidelity Bond Policy. This policy is effective from March 16, 2022 to March 16, 2023;

      2)   a copy of the resolutions adopted by the Board of Trustees of Monteagle Funds on January 20, 2022;

      The Trust is maintaining an insured bond in the amount of $600,000.00 which is sufficient coverage as required under paragraph (d) of the Rule. The premium of $2,979.00 for this policy which has been paid in full for the period March 16, 2022 to March 16, 2023.

      Should you have any questions regarding this filing, feel free to contact me at (856) 374-1744.

Sincerely,

/s/ C. Richard Ropka
C. Richard Ropka

Certificate of Secretary

Monteagle Funds

Regarding Fidelity Bond

The undersigned, being the duly elected, qualified and acting Secretary of Monteagle Funds, a statutory trust organized under the laws of state of Delaware (the "Trust"), hereby certifies that attached hereto is a true and complete copy of resolutions related to the renewal of the fidelity bond adopted by the Board of Trustees of the Trust on January 20, 2022, and that said resolutions have not been revoked or amended and are now in full force and effect. The premium has been paid for the period March 16, 2022 to March 16, 2023.

IN WITNESS WHEREOF, the undersigned has executed this certificate as Secretary of the Trust on this 8th day of April, 2022.

Monteagle Funds

/s/ Brandon Pokersnik
Brandon Pokersnik, Secretary


Monteagle Funds

Resolutions Adopted by the Board of Trustees effective January 20, 2022


RESOLVED: That the Trust be named as an insured under the Investment Company Bond ("Bond") having an aggregate coverage of $600 million issued by the Travelers Casualty and Surety Company of America against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Trust from time to time, and containing such provisions as may be required by the rules promulgated under the 1940 Act; and

FURTHER, BE IT RESOLVED: That it is the finding of the Board of Trustees and a majority of Independent Trustees, voting separately, that the Bond presented at the meeting is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the Trust's proposed business activities; and

FURTHER, BE IT RESOLVED: That any one officer of the Trust shall be designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1; and

FURTHER, BE IT RESOLVED: That the officers of the Trust are authorized and directed to file copies of the aforesaid Bond with the Securities and Exchange Commission and to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act, and the rules and regulations thereunder.



TRAVELERS

SelectOne+®

Investment Advisers and Funds
Declarations

POLICY NO. 106678970

Travelers Casualty and Surety Company of America
Hartford, Connecticut
(A Stock Insurance Company, herein called the Company)

THE LIABILITY COVERAGES ARE WRITTEN ON A CLAIMS-MADE BASIS AND ONLY COVER CLAIMS MADE AGAINST INSUREDS DURING THE POLICY PERIOD, OR APPLICABLE EXTENDED REPORTING PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY SETTLEMENTS OR JUDGMENTS ARE REDUCED AND MAY BE EXHAUSTED BY DEFENSE EXPENSES, AND DEFENSE EXPENSES ARE APPLIED AGAINST THE RETENTION. THE COMPANY HAS NO DUTY TO DEFEND ANY CLAIM.

ITEM 1
NAMED INSURED / INSURANCE REPRESENTATIVE

MONTEAGLE FUNDS

D/B/A:

Principal Address:
2506 WINFORD AVENUE
NASHVILLE, TN 37211

ITEM 2
POLICY PERIOD

Inception Date: March 16, 2022 Expiration Date: March 16, 2023
12:01 A.M. local time for both dates at the Principal Address stated in ITEM 1.

ITEM 3
COMPANY INFORMATION

All notices of Claim or Loss must be sent to the Company by Mail, Email, or Facsimile as set forth below:

Email: BSIclaims@travelers.com

Fax: 1-888-460-6622

Mail: Travelers Bond & Specialty Insurance Claim
P.O. Box 2989
Hartford, CT 06104-2989

Overnight Mail: Travelers Bond & Specialty Insurance Claim
One Tower Square, S202A
Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4
COVERAGES INCLUDED IN THIS POLICY

Liability Coverage(s):
Mutual Fund Liability

ITEM 5
COVERAGE DETAILS

MUTUAL FUND LIABILITY

Limit of Liability:

$1,000,000   for all **Claims**

Derivative Investigation Expense Limit of Liability:

Not Applicable   for all **Security Holder Derivative Demands**

Supplemental Independent Director Personal Indemnification Coverage:

Not Applicable

Supplemental Independent Director Personal Indemnification Limit of Liability:

Not Applicable   for all **Claims** under Insuring Agreement C

Retention:

$75,000   for each **Claim**

Prior or Pending Proceeding Date: March 16, 1998

ITEM 6
PREMIUM FOR THE POLICY PERIOD FOR ALL COVERAGES

$14,366.00   Policy Premium for all purchased Coverages listed in ITEM 4

ITEM 7
EXTENDED REPORTING PERIOD FOR LIABILITY COVERAGES

Additional Premium Percentage: 125 %
Additional Months: 12

ITEM 8
SHARED LIMIT OF LIABILITY / LIMIT OF INSURANCE

Not Applicable   for all **Claims** under the following **Shared Coverages**:

ITEM 9
FORMS ATTACHED AT ISSUANCE FOR ALL COVERAGES

AFE-19029-0719; AFE-19030-0920; IV-16001-0116; IV-19047-0116; IV-19060-0116; IVMF-16001-0716; IV-19062-0616; IV-19081-0417

PRODUCER INFORMATION:

CBS INSURANCE LLP
3005 SOUTH TREADAWAY
ABILENE, TX 79602

IN WITNESS WHEREOF, the Company has caused this policy to be signed by its authorized officers.



President   Corporate Secretary

This endorsement modifies any Coverage Part or Coverage Form included in this Policy that is subject to the federal Terrorism Risk Insurance Act of 2002 as amended.

Cap On Losses From Certified Acts Of Terrorism Endorsement

The following is added to this Policy. This provision can limit coverage for any loss arising out of a *Certified Act Of Terrorism* if such loss is otherwise covered by this Policy. This provision does not apply if and to the extent that coverage for the loss is excluded or limited by an exclusion or other coverage limitation for losses arising out of *Certified Acts Of Terrorism* in another endorsement to this policy.

If aggregate insured losses attributable to *Certified Acts Of Terrorism* exceed $100 billion in a calendar year and the Insurer has met its insurer deductible under *TRIA*, the Insurer will not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case, insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

Certified Act Of Terrorism means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of *TRIA*, to be an act of terrorism pursuant to *TRIA*. The criteria contained in *TRIA* for a *Certified Act Of Terrorism* include the following:

1. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to TRIA; and
2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

TRIA means the federal Terrorism Risk Insurance Act of 2002 as amended.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106678970**

This endorsement modifies any Coverage Part or Coverage Form included in this Policy that is subject to the federal Terrorism Risk Insurance Act of 2002 as amended.

Federal Terrorism Risk Insurance Act Disclosure Endorsement

The federal Terrorism Risk Insurance Act of 2002 as amended ("TRIA"), establishes a program under which the Federal Government may partially reimburse "Insured Losses" (as defined in TRIA) caused by "Acts Of Terrorism" (as defined in TRIA). Act Of Terrorism is defined in Section 102(1) of TRIA to mean any act that is certified by the Secretary of the Treasury - in consultation with the Secretary of Homeland Security and the Attorney General of the United States - to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

The Federal Government's share of compensation for such Insured Losses is 80% of the amount of such Insured Losses in excess of each Insurer's "Insurer Deductible" (as defined in TRIA), subject to the "Program Trigger" (as defined in TRIA).

In no event, however, will the Federal Government be required to pay any portion of the amount of such Insured Losses occurring in a calendar year that in the aggregate exceeds $100 billion, nor will any Insurer be required to pay any portion of such amount provided that such Insurer has met its Insurer Deductible. Therefore, if such Insured Losses occurring in a calendar year exceed $100 billion in the aggregate, the amount of any payments by the Federal Government and any coverage provided by this policy for losses caused by Acts Of Terrorism may be reduced.

For each coverage provided by this policy that applies to such Insured Losses, the charge for such Insured Losses is no more than one percent of your premium, and does not include any charge for the portion of such Insured Losses covered by the Federal Government under TRIA. Please note that no separate additional premium charge has been made for coverage for Insured Losses covered by TRIA. The premium charge that is allocable to such coverage is inseparable from and imbedded in your overall premium.



***THIS IS A CLAIMS MADE COVERAGE WITH DEFENSE EXPENSES INCLUDED
IN THE LIMIT OF LIABILITY. PLEASE READ THE POLICY CAREFULLY.***

CONSIDERATION CLAUSE

IN CONSIDERATION of the payment of the premium, in reliance on the statements in the **Application**, subject to the Declarations, and pursuant to all the terms, conditions, exclusions, and limitations of this **Liability Policy**, the Company and the **Insureds** agree as follows:

I. GENERAL

These General Terms and Conditions apply to all **Liability Coverages**. Unless otherwise stated to the contrary, the terms and conditions contained in each **Liability Coverage** apply only to that particular **Liability Coverage**. If any provision in these General Terms and Conditions is inconsistent or in conflict with the terms and conditions of a particular **Liability Coverage**, such **Liability Coverage's** terms, conditions, and limitations will control for purposes of that **Liability Coverage**.

II. DEFINITIONS

Where appearing in this **Liability Policy**, in either the singular or plural, words and phrases appearing in bold type have the following meanings:

A. **Advisory Board Member** means a natural person, not otherwise an **Insured Person**, who is entitled to indemnification by the **Insured Organization** and is a member of the **Insured Organization's** advisory board, advisory committee, limited partner committee, investment committee, or functional or foreign equivalent board or committee, formed pursuant to **Insured Organization's Operating Documents**.

B. **Affiliated Non-Insured Fund** means an investment company, trust, or pooled investment vehicle that is directly or indirectly sponsored or controlled by one or more **Insureds**, but is not itself an **Insured** under this **Liability Policy**.

C. **Application** means: (i) all signed applications for this **Liability Policy**, or for any policy that this **Liability Policy** directly or indirectly renews or replaces, including material submitted with or requested in such applications; and (ii) all public documents, including certifications related to the accuracy of such public documents, filed with the Securities and Exchange Commission (SEC), or similar domestic or foreign regulatory body, by an **Insured Organization** during the 12 months preceding the **Policy Period**.

D. **Claim** has the meaning set forth in the applicable **Liability Coverage**.

E. **Defense Expenses** mean the necessary costs, charges, expenses, and fees, including attorney's, expert's, mediator's, and arbitrator's fees, incurred in defending a **Claim**, and the premium for appeal, attachment, or similar bond.

   Defense Expenses do not include regular or overtime wages, salaries, or fees of an **Insured**.

F. **Executive Officer** has the meaning set forth in the applicable **Liability Coverage**.

G. **Financial Insolvency** means: (i) the court appointment of an examiner, receiver, conservator, liquidator, trustee, rehabilitator, or functional equivalent position, to take control of, supervise, manage, or liquidate the **Insured Organization** or **Outside Entity**; or (ii) the **Insured Organization** or **Outside Entity** becoming a debtor in possession under the U.S. Bankruptcy Code, Chapter 11, or its foreign equivalent.

H. **Fund** means **Hedge Fund, Private Equity Fund**, or **Mutual Fund**.

I. **General Partner** means an entity designated as a general partner, administrative general partner, managing member, or functional or foreign equivalent of the **Insured Organization** by the **Insured Organization's Operating Documents**.

J. *Hedge Fund* means:

1. a pooled investment vehicle, other than a **Private Equity Fund**, that is exempt from registration under the Investment Company Act of 1940, and: (i) is named as such in by endorsement to this **Liability Policy**; (ii) qualifies for coverage under this **Liability Policy** pursuant to III. CONDITIONS, Q. CREATION, SPONSORSHIP, AND ACQUISITION OF FUNDS; or (iii) exists to invest proportionately on the same terms (*pari passu*) with a **Hedge Fund** described in (i) or (ii); or

2. an investment holding company that is owned and controlled by a pooled investment vehicle described in 1 that is created for the sole purpose of making investments on its behalf.

K. *Insured* has the meaning set forth in the applicable **Liability Coverage**.

L. *Insured Organization* has the meaning set forth in the applicable **Liability Coverage**.

M. *Insured Person* has the meaning set forth in the applicable **Liability Coverage**.

N. *Investment Adviser* means an entity as defined in the Investment Advisers Act of 1940 § 202(a)(11) that is: (i) named in ITEM 1 of the Declarations; or (ii) named as such by endorsement to this **Liability Policy**.

O. *Liability Coverage* means, individually or collectively, the Liability Coverage(s) purchased, as indicated in ITEM 4 of the Declarations.

P. *Liability Policy* means collectively the Declarations, **Application**, General Terms and Conditions, each purchased **Liability Coverage**, and attached endorsements, which constitute the entire agreement between the Company and the **Insured**.

Q. *Loss* has the meaning set forth in the applicable **Liability Coverage**.

R. *Mutual Fund* means an investment company or trust registered under the Investment Company Act of 1940, including series or portfolios of such investment company or trust, that: (i) is named as such by endorsement to this **Liability Policy**; or (ii) qualifies for coverage under the **Liability Policy** pursuant to III. CONDITIONS, Q. CREATION, SPONSORSHIP, AND ACQUISITION OF FUNDS.

S. *Named Insured* means the entity named in ITEM 1 of the Declarations.

T. *Operating Documents* mean bylaws, charters, operating agreements, partnership agreements, board resolutions, or amendments to such documents, including functional and foreign equivalents.

U. *Outside Entity* has the meaning set forth in the applicable **Liability Coverage**.

V. *Outside Position* has the meaning set forth in the applicable **Liability Coverage**.

W. *Policy Period* means the period from the Inception Date to the Expiration Date set forth in ITEM 2 of the Declarations, subject to prior termination in accordance with III. CONDITIONS, T. TERMINATION OF POLICY.

X. *Pollutant* means: (i) a solid, liquid, gaseous, or thermal irritant or contaminant; (ii) an electric, magnetic, or electromagnetic field; (iii) an odor or noise; or (iv) the actual or alleged presence, or actual, alleged, or threatened dispersal, of asbestos, asbestos fibers, or products containing asbestos; and includes materials to be recycled, reconditioned, or reclaimed.

Y. *Portfolio Company* means an entity in which a **Fund**, whether directly or through an investment vehicle, acquires or maintains a debt, equity, or convertible security interest as part of such **Fund's** portfolio.

Z. *Private Equity Firm* means a partnership or entity that manages one or more **Private Equity Funds** and is: (i) named in ITEM 1 of the Declarations; or (ii) named as such by endorsement to this **Liability Policy**.

AA. *Private Equity Fund* means an investment vehicle that is exempt from registration under the Investment Company Act of 1940, and: (i) is named as such by endorsement to this **Liability Policy**; (ii) qualifies for coverage under this **Liability Policy** pursuant to III. CONDITIONS, Q. CREATION, SPONSORSHIP, AND ACQUISITION OF FUNDS; or (iii) exists to invest proportionately on the same terms (*pari passu*) with a **Private Equity Fund** described in (i) or (ii).

BB. *Related Wrongful Acts* mean all **Wrongful Acts** that have as a common nexus a fact, circumstance, situation, event, transaction, cause, or a series of related facts, circumstances, situations, events, transactions, or causes; all **Related Wrongful Acts** are a single **Wrongful Act** for the purposes of this **Liability Policy**, which will be deemed to have occurred at the time first of such **Wrongful Acts** occurred.

CC. *Shared Coverages* mean the coverages set forth in ITEM 8 of the Declarations.

DD. *Shared Limit* means the Company's maximum liability for all **Claims** for all **Shared Coverages** set forth in ITEM 8 of the Declarations.

EE. *Spouse* means a natural person who is a legal spouse, party to a civil union, or otherwise qualifies as a domestic partner under the provisions of an applicable domestic or foreign law or regulation, or under the provisions of a formal program established by the **Insured Organization**.

FF. *Subsidiary* means an entity in which the **Named Insured** directly or indirectly owns more than 50% of the outstanding voting securities representing the present right to vote for the election or appointment of directors, trustees, members of the board of managers, or functional or foreign equivalents, or, in the case of a non-profit entity, over which the **Named Insured** exercises management control: (i) as of the Inception Date set forth in ITEM 2 of the Declarations; or (ii) subject to III. CONDITIONS, P. CREATION, ACQUISITION, OR CESSATION OF SUBSIDIARIES.

Subsidiary does not mean a **Fund**, **General Partner**, **Portfolio Company**, **Affiliated Non-Insured Fund**, or entity in which an **Affiliated Non-Insured Fund** holds a debt, equity, or convertible security interest.

GG. *Whistleblower Activity* means activity protected by the Sarbanes-Oxley Act of 2002 § 806, Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 § 922, or similar domestic or foreign law.

HH. *Wrongful Act* has the meaning set forth in the applicable **Liability Coverage**.

III. CONDITIONS

A. ESTATES, LEGAL REPRESENTATIVES, AND SPOUSAL LIABILITY COVERAGE

1. Subject to the applicable Insuring Agreement, this **Liability Policy** will afford coverage for a **Claim** for the **Wrongful Acts** of an **Insured Person** made against:

   a. an estate, heir, legal representative, or assignee of the **Insured Person** in the event of death, incapacity, insolvency, or bankruptcy of such **Insured Person**; or

   b. such **Insured Person's Spouse** solely because of his or her legal status as a **Spouse**, or because of such **Spouse's** ownership interest in property that the claimant seeks as recovery for such **Claim**.

2. **Loss** that such estate, heir, legal representative, assignee, or **Spouse** is legally obligated to pay for such **Claim** will be treated as **Loss** that the **Insured Person** is legally obligated to pay for a **Claim** made against him or her.

3. The coverage afforded by this section will not apply to the extent a **Claim** alleges wrongful actions or omissions by an **Insured Person's** estate, heir, legal representative, assignee, or **Spouse**.

B. EXTENDED REPORTING PERIOD

1. The **Named Insured** may give the Company written notice to purchase an Extended Reporting Period up to 60 days after the effective date of termination or cancelation of a **Liability Coverage** for any reason other than nonpayment of premium.

2. The Extended Reporting Period, as set forth in ITEM 7 of the Declarations, will be no less than 12 months, and will begin on the effective date of such termination or cancelation.

3. The Extended Reporting period provides the **Insured** with the ability to report **Claims** or circumstances made during the Extended Reporting Period for **Wrongful Acts** occurring prior to such termination or cancelation that would have been covered by such **Liability Coverage**.

4. The Extended Reporting Period will not provide new, additional, or renewed limits of liability. The Company's maximum liability for all **Claims** made during the Extended Reporting Period is the remaining portion of the applicable Limits of Liability set forth in ITEM 5 of the Declarations as of the effective date of the termination or cancelation.

5. The premium due for the Extended Reporting Period will equal the percentage set forth in ITEM 7 of the Declarations of the annualized premium of the applicable **Liability Coverage**, including the fully annualized amount of any additional premium charged by the Company during the **Policy Period** prior to such termination or cancelation.

6. The entire premium for the Extended Reporting Period will be deemed fully earned at the commencement of such Extended Reporting Period.

7. The right to elect the Extended Reporting Period terminates unless written notice of such election is received by the Company within 60 days of the effective date of the termination or cancelation.

C. LIMITS OF LIABILITY

1. Liability Coverage Limits of Liability

   a. The Limits of Liability set forth in ITEM 5 of the Declarations for each applicable **Liability Coverage** are the maximum amounts the Company will pay under this **Liability Policy** for all **Loss**, including **Defense Expenses** under each applicable **Liability Coverage**, regardless of the number of **Claims** or **Insureds**, and regardless of when payment is made by the Company, or when an **Insured's** legal obligation with regard to a **Claim** arises or is established.

   b. In the event that a **Claim** triggers more than one **Liability Coverage**, the Company's maximum liability for all **Loss**, including **Defense Expenses**, for such **Claim** will not exceed the largest of the remaining applicable Limits of Liability for the applicable **Liability Coverages**.

   c. If **Loss** arising from a single **Claim** is covered under more than one **Liability Coverage**, the applicable Limits of Liability for such **Liability Coverages** will apply separately to each part of such **Loss**, provided that the Company's maximum liability for such **Loss** will not exceed the amount of the largest applicable Limit of Liability, which will be the maximum amount applicable to all **Loss** arising from such **Claim**.

   d. Payment of **Defense Expenses** will reduce and may exhaust all applicable Limits of Liability.

   e. In no event will the Company be obligated to make a payment for **Loss**, including **Defense Expenses**, with regard to a **Claim** after the applicable Limit(s) of Liability has been exhausted by payment or tender of payment of **Loss**.

   f. If a **Liability Coverage's** Limit of Liability is exhausted by the payment of covered amounts, the premium for such **Liability Coverage** is considered fully earned and all obligations of the Company under such **Liability Coverage** are completely fulfilled and exhausted.

2. Shared Limit

   a. If ITEM 8 of the Declarations indicates a **Shared Limit** has been elected, then the Company's maximum liability for all **Loss**, including **Defense Expenses**, for all **Claims** under all **Shared Coverages** will not exceed the **Shared Limit**.

   b. The **Shared Limit** will be reduced, and may be exhausted, by payment of **Loss** under any **Shared Coverage**.

   c. **Defense Expenses** are part of, and not in addition to, the **Shared Limit**, and the payment of **Defense Expenses** will reduce, and may exhaust, the **Shared Limit**.

   d. If **Loss** is covered under more than one **Shared Coverage**, the applicable Limit of Liability for each of the **Shared Coverages** will apply separately to each part of such **Loss**, subject to the **Shared Limit**.

   e. The Company's obligations for all **Loss**, including **Defense Expenses**, under each **Shared Coverage** will cease once the applicable amount of the Limit of Liability for such **Shared Coverage**, or the amount of the **Shared Limit**, has been exhausted by payment of **Loss**.

   f. The Limit of Liability for any applicable Extended Reporting Period for a **Shared Coverage** is part of, and not in addition to, the **Shared Limit**. The purchase of an Extended Reporting Period will not increase or reinstate the **Shared Limit**.

D. RETENTION

1. The Company's liability with respect to **Loss** for each **Claim** applies only to the portion of **Loss** that is excess of the applicable Retention set forth in ITEM 5 of the Declarations. Such Retention will be borne by the **Insured Organization** at its own risk, and in satisfaction of **Loss**.

2. If **Loss** arising from a single **Claim** is subject to multiple Retentions, then each Retention will be applied separately to the part of such **Loss** to which it corresponds, and the largest applicable Retention set forth in ITEM 5 of the Declarations will be the maximum Retention applicable to all **Loss** arising from such **Claim**.

3. If **Loss** arising from a single **Claim** is subject to a Retention under this **Liability Policy** and a retention or deductible under any other insurance issued by the Company or its affiliated companies, then any payment by an **Insured** of such retention or deductible will reduce the applicable Retention by the amount that would otherwise be covered under this **Liability Policy**.

4. No Retention will apply to an **Insured Person** if indemnification by the **Insured Organization** is not permitted by law or if the **Insured Organization** is unable to make such indemnification solely by reason of **Financial Insolvency**.

5. If a single Retention applies to multiple **Insureds**, the Retention will be prorated among such **Insureds**.

E. NOTICE

1. As a condition precedent to exercising rights under this **Liability Policy**, the **Insured** must provide the Company written notice of a **Claim** made against an **Insured** as soon as practicable after an **Executive Officer** first becomes aware of such **Claim**, but in no event later than 90 days from the expiration of the **Policy Period**, or Extended Reporting Period if applicable.

2. If an **Insured** becomes aware of any circumstance that could reasonably be expected to give rise to a **Claim** for a **Wrongful Act** occurring before or during the **Policy Period**, and provides written notice of such circumstance to the Company during the **Policy Period** or any Extended Reporting Period, and such written notice of circumstances includes a description of the circumstances, including the anticipated allegations of **Wrongful Acts**, potential damages, names of potential claimants and **Insureds** involved, and a description of how the **Insured** became aware of such circumstances, then a **Claim** subsequently arising from such circumstance will be deemed made during the **Policy Period**.

3. All notices of **Claims** and circumstances must be sent or delivered to the Company, at the address set forth in ITEM 3 of the Declarations, and will be deemed received and effective upon the earliest of actual receipt by the addressee, or one day following the date such notice is sent.

F. RELATED CLAIMS

All **Claims** arising out of the same **Wrongful Act** or **Related Wrongful Act** are considered one **Claim** that is deemed first made on the date that the earliest of such **Claims** is first made, or deemed to be made against an **Insured** pursuant to III. CONDITIONS, E. NOTICE, 2, regardless of whether such date is before or during the **Policy Period**.

G. DEFENSE AND SETTLEMENT

1. The Company has no duty under this **Liability Policy** to defend any **Claim**. The **Insured** has the duty to defend all **Claims** made against it.

2. The **Insured** agrees not to settle or offer to settle a **Claim**, or otherwise incur **Defense Expenses**, assume contractual obligations, stipulate to judgments, or admit liability with respect to a **Claim**, without the Company's written consent; provided that if the **Insured** reasonably believes it is able to fully and finally settle, or otherwise dispose of, a **Claim**, including **Defense Expenses**, for an amount not exceeding 50% of the applicable Retention set forth in ITEM 5 of the Declarations, and the **Insured** has provided the Company with notice of such **Claim** pursuant to III. CONDITIONS, E. NOTICE, then the Company's consent is not required.

3. The Company is not liable for settlements, **Defense Expenses**, assumed obligations, stipulated judgments, or admissions to which it has not consented when such consent is required.

4. With respect to a **Claim** submitted for coverage under this **Liability Policy**, the Company has the right to, and will be given the opportunity to, effectively associate and consult with the **Insured** in advance regarding: (i) the selection of appropriate defense counsel; (ii) settlement negotiations; and (iii) substantive defense strategies, including decisions concerning the filing and content of substantive motions.

5. The **Insured** agrees to provide the Company with all information, assistance, and cooperation that the Company reasonably requests, but the failure of an **Insured Person** to provide the Company with such information, assistance, or cooperation will not impair the rights of another **Insured Person** under this **Liability Policy**.

6. The **Insured** will do nothing to prejudice the Company's position or its potential or actual rights of subrogation or recovery, and the Company may make any investigations it deems necessary.

7. Subject to any applicable Retention, the Company will advance **Defense Expenses**, on behalf of the **Insured**, that are covered under this **Liability Policy** and were incurred in connection with a **Claim** for a **Wrongful Act** occurring before or during the **Policy Period** that is made against the **Insured** during the **Policy Period**, or any applicable Extended Reporting Period. Such **Defense Expenses** will be advanced within 90 days of the date when the Company's Claims department receives: (i) the invoices documenting that such **Defense Expenses** have been incurred; and (ii) any additional information or documentation reasonably requested by the **Company** related to such **Defense Expenses**. To the extent it is finally established that any advanced **Defense Expenses** are not covered under this **Liability Policy**, the **Insureds** agrees to repay the Company such **Defense Expenses** severally.

8. With the written consent of the **Insured**, the Company may settle a **Claim** for a monetary amount that it deems reasonable.

9. Neither the Company, nor the **Insured** will unreasonably withhold any consent referenced in this section.

H. PRESUMPTIVE INDEMNIFICATION

Regardless of whether **Loss** for a **Claim** against an **Insured Person** is actually indemnified, the applicable Retention set forth in ITEM 5 of the Declarations will apply to **Loss** that the **Insured Organization** or **Outside Entity** is legally permitted to indemnify, unless such **Insured Organization** or **Outside Entity** fails to provide indemnification solely because of its **Financial Insolvency**.

I. ADVANCEMENT OF LOSS WITHIN RETENTION

1. If the **Insured Organization** is legally permitted, but refuses or fails to advance **Defense Expenses** or indemnify an **Insured Person** for **Loss** within the applicable Retention, then the Company will advance such amounts on behalf of the **Insured Person** until either the **Insured Organization** agrees to pay such amounts, or the Retention has been satisfied. Such advancement of **Loss** is subject to the following:

   a. advancement of **Loss** will reduce and may exhaust the Limits of Liability set forth in Item 5 of the Declarations;

   b. advancement of **Loss** does not waive or modify the provisions set forth in III. CONDITIONS, H. PRESUMPTIVE INDEMNIFICATION; and

   c. the Company will be subrogated to the **Insured Person's** rights of recovery against the **Insured Organization** for any amounts it owes to the **Insured Person** that the Company has advanced pursuant to this Condition.

2. The **Insured Organization's** or **Outside Entity's** failure to indemnify an **Insured Person** occurs when the **Insured Organization** or **Outside Entity** has neither paid **Loss** on behalf of the **Insured Person**, nor acknowledged its obligation to do so, within 60 days of the **Insured Person's** written demand to the **Insured Organization** for such indemnification payment.

3. Advancement of **Loss** by the Company pursuant to this Condition does not relieve the **Insured Organization** or **Outside Entity** of its obligation to provide indemnification to such **Insured Person**, or the **Insured Organization's** obligation to satisfy the applicable Retention on behalf of such **Insured Person**.

J. ALLOCATION

1. If an **Insured** covered for a **Claim** under this **Liability Policy** either: (i) incurs **Loss** jointly with others, including an **Insured** who is not covered for such **Claim** under this **Liability Policy**, or (ii) incurs both **Loss** covered by this **Liability Policy** and loss not covered by this **Liability Policy** because the **Claim** includes both covered and uncovered matters, then the **Insured** and the Company will use their best efforts to allocate such amount between **Loss** and uncovered loss based upon the relative legal and financial exposures of the parties to covered and uncovered matters.

2. For that part of **Loss** consisting of **Defense Expenses**, if the parties agree on an allocation of **Defense Expenses**, then the Company, on a current basis and prior to disposition of the **Claim**, will advance **Defense Expenses** allocated to **Loss**. If there is no agreement on the allocation of **Defense Expenses**, the Company, on a current basis and prior to disposition of the **Claim**, will advance **Defense Expenses** that the Company believes are covered under this **Liability Policy** until a different allocation is negotiated, arbitrated, or judicially determined.

3. A negotiated, arbitrated, or judicially determined allocation of **Defense Expenses** in connection with a **Claim** will apply retroactively to all **Defense Expenses** in connection with such **Claim**.

4. An allocation or advancement of **Defense Expenses** in connection with a **Claim** will not apply to, or create a presumption with respect to the allocation of other **Loss** for such **Claim**, or any other **Claim**.

K. OTHER INSURANCE

1. If **Loss** arising from a **Claim** made against an **Insured** under one or more **Liability Coverages** is covered under any other valid and collectible insurance of the same type, prior or current, then this **Liability Policy** covers such **Loss** only to the extent that the amount of such **Loss** is in excess of the amount of such other insurance, whether such other insurance is stated to be primary, contributory, excess, contingent, or otherwise, unless such other insurance is written as specific excess insurance over the Limits of Liability set forth in ITEM 5 of the Declarations.

2. This **Liability Policy** is not subject to the terms, conditions, exclusions, or limitations of any other insurance.

3. This **Liability Policy** covers **Loss** on account of a **Claim** made against an **Insured Person** in an **Outside Position** only to the extent that the amount of such **Loss** exceeds all valid and collectible indemnity and insurance, available from, or provided by, the **Outside Entity**.

L. ORDER OF PAYMENTS

1. If **Loss** for a **Claim** exceeds, or may exceed, the remaining applicable Limit(s) of Liability set forth in ITEM 5 of the Declarations, the Company will first pay non-indemnified **Loss** on behalf of an **Insured Person**, then, with respect to any remaining amount of the applicable Limit(s) of Liability, at the request of a majority of the members of the board of directors, board of managers, or functional equivalent board of the **Insured Organization** who are not named defendants in such **Claim**, the Company will either pay or withhold payment of any other **Loss**.

2. Except as provided in this section, the Company will pay **Loss** as it becomes due without regard to the potential for other future payment obligations under this section.

M. SUBROGATION

1. In the event of payment under this **Liability Policy**, the Company is subrogated to all of the **Insured's** rights of recovery against any person or entity to the extent of such payment.

2. The Company will not exercise its rights of subrogation against an **Insured Person**, unless there is a final nonappealable adjudication adverse to such **Insured Person** in any underlying action establishing that such **Insured Person**: (i) engaged in a dishonest, criminal, or fraudulent act or omission; (ii) willfully violated a statute or regulation; or (iii) improperly gained a profit, remuneration, or financial advantage to which he or she was not legally entitled.

3. The **Insured** agrees to execute and deliver instruments and papers, and do whatever else is necessary, to secure the Company's subrogation rights, and agrees to do nothing to prejudice such rights.

N. RECOVERIES

1. All recoveries from third parties for payments made under this **Liability Policy** will be applied, after the deduction of costs and expenses incurred in obtaining such recovery, in the following order of priority:

   a. first, to the **Insured**, to reimburse the **Insured** for **Loss** paid that would have been covered by this **Liability Policy**, but for the fact that such **Loss** is in excess of the applicable Limits of Liability set forth in ITEM 5 of the Declarations;

   b. second, to the Company, to reimburse the Company for amounts paid under this **Liability Policy**; provided the Company will reinstate the applicable Limits of Liability set forth in ITEM 5 of the Declarations to the extent of such recovery, less any recovery costs incurred by the Company; and

   c. third, to the **Insured**, in satisfaction of any applicable Retention.

2. Pursuant to N.1.b, if the recovery reimburses **Loss** paid under two or more **Liability Coverages**, the Company will reinstate the Limit of Liability for each of those **Liability Coverages** in proportion to how the **Loss** was allocated among those **Liability Coverages** in the underlying **Claim**.

3. Recoveries do not include any recovery from insurance, suretyship, reinsurance, security, or indemnity taken for the Company's benefit.

4. The Company assumes no duty to seek a recovery of any amounts paid under this **Liability Policy**.

O. CHANGE OF CONTROL

1. If during the **Policy Period**:

   a. the **Named Insured** merges into or consolidates with another entity, such that the **Named Insured** is not the surviving entity; or

   b. another entity, person, or affiliated group of entities or persons acting in concert obtains the right to: (i) elect, appoint, or designate more than 50% of the board of directors, board of trustees, board of managers, or functional equivalent of the **Named Insured**; or (ii) exercise a majority control of the board of directors, board of trustees, board of managers, or a functional equivalent of the **Named Insured**,

   then coverage will continue until termination of this **Liability Policy**, but only with respect to **Claims** for **Wrongful Acts** committed before such event.

2. As soon as practicable, the **Named Insured** must provide the Company with written notice of such event and any related information the Company may reasonably request.

3. Upon receipt of such notice and information and at the **Named Insured's** request, the Company will provide the **Named Insured** with a quotation for a six-year (or shorter period as may be negotiated) extension of coverage from such merger, consolidation, or acquisition. Any such coverage extension will be conditioned upon the **Named Insured** completing the following within 60 days after receipt of such quotation: (i) providing written notice to the Company of the election of such coverage extension; (ii) paying additional premium required by the Company, which is deemed fully earned upon inception of such coverage extension; and (iii) accepting any additional terms, conditions, exclusions, or limitations required by the Company. If the **Named Insured** elects such coverage extension, then it is not entitled to elect coverage under III. CONDITIONS, B. EXTENDED REPORTING PERIOD.

P. CREATION, ACQUISITION, OR CESSATION OF SUBSIDIARIES

1. If during the **Policy Period**, an **Insured Organization** that is an **Investment Adviser** or **Private Equity Firm**: (i) creates or acquires a **Subsidiary**; or acquires an entity, other than a **Portfolio Company**, **Affiliated Non-Insured Fund**, or **Fund**, by such entity's merger into or consolidation with an **Insured Organization**, and the **Insured Organization** is the surviving entity; and (ii) the total assets, gross annual fees, and assets under management of such **Subsidiary** or entity are each less than 25% of the total assets, gross annual fees, and assets under management of the **Insured Organization**, respectively, as reflected in financial statements as of the inception of the **Policy Period**, then such **Subsidiary** or entity and its **Insured Persons** will be covered automatically for **Claims** under the applicable **Liability Coverage**, but only with respect to **Wrongful Acts** occurring after such creation or acquisition; coverage for a **Subsidiary** is limited to the **Subsidiary's Wrongful Acts** at the time it was a **Subsidiary**.

2. If during the **Policy Period**, an **Insured Organization** that is an **Investment Adviser** or **Private Equity Firm** creates or acquires entity that is not a **Portfolio Company**, **Affiliated Non-Insured Fund**, or **Fund**, and such entity does not meet the requirements of P.1, then such entity and its **Insured Persons** will be covered automatically for **Claims** under the applicable **Liability Coverage** for the lesser of the remainder of the **Policy Period** or 90 days, but only with respect to **Wrongful Acts** occurring after such creation or acquisition. If additional coverage is sought, the **Named Insured** must provide written notice of the creation or acquisition of the entity to the Company within 60 days of such creation or acquisition, and promptly provide any additional information the Company may request. Upon receipt of such notice and information, the Company, in its discretion, may provide the **Named Insured** a quotation for additional coverage for such created or acquired entity under the applicable **Liability Coverage**. If the **Named** Insured fails to pay any additional premium, or fails to agree to any additional coverage terms, conditions, exclusions, or limitation set forth in the quotation, no further coverage will be provided.

3. If an entity ceases to be a **Subsidiary**, then coverage with respect to such entity and its **Insured Persons** will continue until the termination of this **Liability Policy**, but only with respect to **Claims** for **Wrongful Acts** that occurred during the time that such entity was a **Subsidiary**.

Q. CREATION, SPONSORSHIP, OR ACQUISITION OF FUNDS

1. If during the **Policy Period**, an **Investment Adviser** creates or sponsors a new **Mutual Fund** or **Hedge Fund**, then such new **Mutual Fund** or **Hedge Fund** and its respective **Insured Persons** will be automatically covered under the applicable **Liability Coverage**, but only with respect to **Wrongful Acts** occurring after such creation or sponsorship.

2. If during the **Policy Period**, an **Investment Adviser** acquires control of a **Mutual Fund** or **Hedge Fund**, and the assets of such **Mutual Fund** or **Hedge Fund** are less than 25% of the total assets for all **Mutual Funds**, **Hedge Funds**, and **Affiliated Non-Insured Funds** managed by the **Investment Adviser**, as reflected in its financial statements as of the inception of the **Policy Period**, then such **Mutual Fund** or **Hedge Fund** and its **Insured Persons** will be automatically covered for **Claims** under the applicable **Liability Coverage**, but only with respect to **Wrongful Acts** occurring after acquiring such control.

3. If during the **Policy Period**, an **Investment Adviser** acquires control of a **Mutual Fund** or **Hedge Fund**, that does not meet the requirements of Q.2, then such **Mutual Fund** or **Hedge Fund** and its **Insured Persons** will be automatically covered for **Claims** under the applicable **Liability Coverage** for the lesser of the remainder of the **Policy Period** or 60 days, but only with respect to **Wrongful Acts** occurring after the acquisition of such **Mutual Fund** or **Hedge Fund**. If additional coverage is sought, the **Named Insured** must provide written notice of the acquisition to the Company within 60 days of such acquisition, and provide any additional information the Company may request. Upon receipt of such notice and information, the Company may, within its discretion, provide the **Named Insured** a quotation for additional coverage for such **Mutual Fund** or **Hedge Fund** under the applicable **Liability Coverage**. If the **Named Insured** fails to pay any additional premium, or fails to agree to any additional coverage terms, conditions, exclusions, or limitation set forth in the quotation, no additional coverage will be provided.

4. If during the **Policy Period**, a **Private Equity Firm** creates or sponsors a new **Private Equity Fund** that has: (i) an initial targeted committed capital equal to 50% or less of the total committed capital of all **Private Equity Funds** and **Affiliated Non-Insured Funds** managed by the **Private Equity Firm**, as reflected in financial statements as of the inception of the **Policy Period**; and (ii) an investment strategy that does not differ substantially from that of all other **Private Equity Funds**, then such new **Private Equity Fund** and its **Insured Persons** will be automatically covered for **Claims** under the applicable **Liability Coverage**, but only with respect to **Wrongful Acts** occurring after such creation or sponsorship.

5. If during the **Policy Period**, a **Private Equity Firm** creates or sponsors a new **Private Equity Fund** that does not meet the requirements of Q.4, then such **Private Equity Fund** and its **Insured Persons** will be automatically covered for **Claims** under the applicable **Liability Coverage** for the lesser of the remainder of the **Policy Period** or 60 days, but only with respect to **Wrongful Acts** occurring after the creation or sponsorship of such **Private Equity Fund**. If additional coverage is sought, the **Named Insured** must provide written notice of the creation or sponsorship to the Company within 60 days of such creation or sponsorship, and promptly provide any additional information the Company may request. Upon receipt of such notice and information, the Company may, within its discretion, provide the **Named Insured** a quotation for additional coverage for such **Private Equity Fund** under the applicable **Liability Coverage**. If the **Named Insured** fails to pay any additional premium, or fails to agree to any additional coverage terms, conditions, exclusions, or limitation set forth in the quotation, no additional coverage will be provided.

R. CESSATION OF FUNDS

1. If a **Fund** ceases to be managed by an **Insured Organization**, then coverage will continue for such **Fund**, but only for **Claims** for **Wrongful Acts** that occurred during the time that the **Fund** was managed by an **Insured Organization**.

2. If a **Mutual Fund** ceases to be a registered investment company under the Investment Company Act of 1940, then coverage will continue for such entity, but only for **Claims** for **Wrongful Acts** that occurred wholly during the time that the entity was a **Mutual Fund**.

3. If a **Hedge Fund** or **Private Equity Fund** ceases to qualify as a private fund under the Investment Company Act of 1940 §§ 3(c)(1) or 3(c)(7), then coverage will continue for such entity, but only for **Claims** for **Wrongful Acts** that occurred wholly during the time that the entity was a **Hedge Fund** or **Private Equity Fund**.

S. REPRESENTATIONS

1. In consideration of issuing this **Liability Policy**, the Company has relied upon the statements and representations in the **Application**.

2. The **Insured** represents and agrees that all statements and representations in the **Application** are true and accurate, and are the basis of the **Liability Policy**, which is issued in reliance upon the truth of all such statements and representations. The **Application** is deemed attached to, and incorporated into, this **Liability Policy**.

3. With respect to all statements and representations contained in the **Application**, knowledge possessed by an **Insured** will not be imputed to another **Insured Person**.

4. The Company will not, under any circumstance, rescind this **Liability Policy** with respect to an **Insured**.

5. The **Insured** agrees that if statements or representations in the **Application** are untrue or inaccurate, and materially affect either the acceptance of the risk or the hazard assumed by the Company, no coverage will be afforded under this **Policy** for a **Claim** arising out of such statements or representations with respect to the following:

   a. an **Insured Person** who had knowledge of the information not truthfully or accurately disclosed in the **Application**;

   b. the **Insured Organization** to the extent it indemnifies an **Insured Person** referenced in S.5.a; and

   c. the **Insured Organization**, if an **Executive Officer** had knowledge of the information that was not truthfully or accurately disclosed in the **Application**,

   whether or not the **Insured** knew of such untruthful or inaccurate disclosure in the **Application**.

T. TERMINATION OF POLICY

1. The Company may not terminate this **Liability Policy** prior to expiration of the **Policy Period**, except for nonpayment of premium when due. If such nonpayment occurs, written notice of the nonpayment will be provided to the **Named Insured**. Unless payment in full is received within 20 days of the **Named Insured's** receipt of such notice, the Company will terminate the **Liability Policy**.

2. The **Named Insured** may terminate this **Liability Policy** prior to the expiration of the **Policy Period** by providing the Company with written notice specifying the effective date of such termination, and such date will replace the Expiration Date set forth on ITEM 2 of the Declarations; provided, this **Liability Policy** may not be terminated after the effective date of a merger, consolidation, or acquisition of the **Named Insured** as described in III. CONDITIONS, O. CHANGE OF CONTROL.

3. In the event that this **Liability Policy** is terminated prior to the expiration of the **Policy Period**, the Company will refund any unearned premium computed on a pro rata basis. Payment or tender of unearned premium by the Company is not a condition precedent to the effectiveness of such termination, but such payment will be made as soon as practicable.

4. The Company will not be required to renew this **Liability Policy** upon its expiration. If the Company elects not to renew, it will provide the **Named Insured** written notice to that effect at least 60 days before the Expiration Date set forth on ITEM 2 of the Declarations.

U. AUTHORIZATION

By accepting the terms herein, the **Named Insured** agrees to act on behalf of all **Insureds** with respect to the payment of premiums, receipt of return premiums that may become due hereunder, and receipt of notices of cancelation, nonrenewal, or change of coverage, and the **Insureds** each agree that they have individually and collectively delegated such authority exclusively to the **Named Insured**; provided, that nothing herein will relieve the **Insureds** from providing any notice to the Company that is required under this **Liability Policy**.

V. CHANGES

1. Only the **Named Insured** is authorized to make changes in the terms of this **Liability Policy** and solely with the Company's prior written consent; this **Liability Policy's** terms can only be changed, amended, or waived by endorsement issued by the Company and made a part of this **Liability Policy**.

2. Notice to a representative of the **Insured**, or knowledge possessed by an agent or other person, will not waive or change any part of this **Liability Policy**, or estop the Company from asserting its rights under the terms, conditions, and limitations of this **Liability Policy**.

3. This **Liability Policy** may not be assigned or transferred, and any attempted assignment or transfer is void and without effect unless the Company has provided its prior written consent to such assignment or transfer.

W. LIBERALIZATION

If during the **Policy Period**, the Company is required, by law or by the insurance supervisory authorities of the state in which this **Liability Policy** is issued, to make changes in the form of this **Liability Policy**, by which the insurance afforded by this **Liability Policy** could be extended or broadened without increased premium charge by endorsement or substitution of form, then such extended or broadened insurance will inure to the benefit of the **Insured** as of the date the revision or change is approved for general use by the applicable department of insurance.

X. TERRITORY AND VALUATION

1. Where legally permissible, coverage under this **Liability Policy** extends to **Wrongful Acts** occurring, or **Claims** made, anywhere in the world.

2. All premiums, limits of liability, retentions, **Loss**, or other amounts under this **Liability Policy** are expressed and payable in U.S. Dollars.

3. If a final judgment is rendered, a settlement is denominated, or another element of **Loss** under this **Liability Policy** is stated in a currency other than U.S. Dollars, payment under this **Liability Policy** will be made in U.S. Dollars at the rate of exchange published in *The Wall Street Journal* on the date the final amount of such payment is determined.

Y. ACTION AGAINST THE COMPANY

1. No action will lie against the Company unless there has been full compliance with all of the terms of this **Liability Policy**.

2. No person or organization has a right under this **Liability Policy** to join the Company as a party to an action against an **Insured** to determine such **Insured's** liability, nor may the Company be impleaded by an **Insured** or its legal representative.

3. Bankruptcy or insolvency of an **Insured** or its estate does not relieve the Company of its obligations hereunder.

Z. HEADINGS

The titles of the various paragraphs of this **Liability Policy** and its endorsements are inserted solely for convenience or reference, and are not to be deemed in any way to limit or affect the provision to which they relate.

MUTUAL FUND INCLUDES SPECIFIED ENTITY ENDORSEMENT

This endorsement changes the following:

Mutual Fund Liability

It is agreed that:

The following is added to section II. DEFINITIONS:

Mutual Fund also means an entity specified below.

<u>Specified Entity</u>

Monteagle Fixed Income Fund

Monteagle Informed Investor Growth Fund

Monteagle Quality Growth Fund

Monteagle Select Value Fund

Monteagle Value Fund

Monteagle The Texas Fund

Monteagle Opportunity Equity Fund

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106678970

GLOBAL COVERAGE COMPLIANCE ENDORSEMENT

This endorsement changes the following:

General Terms and Conditions

It is agreed that:

1. The following is added to section II. DEFINITIONS:

    Financial Interest means the **Named Insured's** insurable interest in an **Insured Organization** that is domiciled in a country or jurisdiction in which the Company is not licensed to provide this insurance, as a result of the **Named Insured's**: (i) ownership of the majority of the outstanding securities or voting rights of such **Insured Organization** representing the present right to elect, appoint, or exercise a majority control over such **Insured Organization's** board of directors, board of trustees, board of managers, natural person general partner, or functional foreign equivalent; (ii) indemnification of, or representation that it has an obligation to indemnify, such **Insured Organization** for **Loss** incurred by such **Insured Organization**; or (iii) election or obligation to obtain insurance for such **Insured Organization**.

2. The following is added to section III. CONDITIONS:

    SANCTIONS AND COMPLIANCE

    This **Liability Policy** will provide coverage, or otherwise will provide any benefit, only to the extent that providing such coverage or benefit does not expose the Company or any of its affiliated or parent companies to any trade or economic sanction under any law or regulation of the United States of America or any other applicable trade or economic sanction, prohibition, or restriction.

3. The following replaces section III. CONDITIONS, X. TERRITORY AND VALUATION, 1:

    a. This **Liability Policy** applies anywhere in the world; provided, this **Liability Policy** does not apply to **Loss** incurred by an **Insured** residing or domiciled in a country or jurisdiction in which the Company is not licensed to provide this insurance, to the extent that providing this insurance would violate the laws or regulations of such country or jurisdiction.

    b. In the event an **Insured Organization** incurs **Loss** referenced in X.1.a., to which this **Liability Policy** would have applied, the Company will reimburse the **Named Insured** for its **Loss**, on account of its **Financial Interest** in such **Insured Organization**. As a condition precedent such reimbursement, or any rights under this **Liability Policy**, the **Named Insured** will cause the **Insured Organization** or its **Insured Persons** to comply with the conditions of this **Liability Policy**.

    c. In the event that the **Insured Person** residing in a country or jurisdiction in which the Company is not licensed incurs **Loss** referenced in X.1.a. that is not indemnified by an **Insured Organization**, such **Loss** will be paid in a country or jurisdiction mutually acceptable to such **Insured Person** and the Company, to the extent that doing so would not violate any applicable laws or regulations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106678970

THIS IS A CLAIMS MADE COVERAGE WITH DEFENSE EXPENSES INCLUDED IN THE LIMIT OF LIABILITY. PLEASE READ THE POLICY CAREFULLY.

I. INSURING AGREEMENTS

A. MUTUAL FUND LIABILITY COVERAGE

The Company will pay on behalf of an **Insured**, **Loss** that the **Insured** is legally obligated to pay on account of a **Claim** first made against the **Insured** during the **Policy Period**, or any applicable Extended Reporting Period, for a **Wrongful Act** occurring before or during the **Policy Period**.

B. SECURITY HOLDER DERIVATIVE DEMAND INVESTIGATION EXPENSE COVERAGE

The Company will pay on behalf of the **Insured Organization**, **Derivative Investigation Expenses** on account of a **Security Holder Derivative Demand** first made during the **Policy Period**, or any applicable Extended Reporting Period, for a **Wrongful Act** occurring before or during the **Policy Period**.

C. SUPPLEMENTAL INDEPENDENT DIRECTOR PERSONAL INDEMNIFICATION COVERAGE

If ITEM 5 of the Declarations indicates that Supplemental Independent Director Personal Indemnification Coverage is applicable, the Company will pay on behalf of a **Mutual Fund Independent Director**, **Loss** not indemnified by the **Insured Organization**, that such **Mutual Fund Independent Director** is legally obligated to pay on account of a **Claim** first made against such **Mutual Fund Independent Director** during the **Policy Period**, or any applicable Extended Reporting Period, for a **Wrongful Act** occurring before or during the **Policy Period**, and is excess of any other insurance or indemnification available to such **Mutual Fund Independent Director**.

II. DEFINITIONS

Where appearing in this **Liability Coverage**, in either the singular or plural, words or phrases appearing in bold type have the following meanings:

A. *Claim* means:

1. a written demand, other than a **Security Holder Derivative Demand**, against an **Insured** for monetary damages or nonmonetary relief, including injunctive relief, commenced by the **Insured's** receipt of such demand;

2. a civil proceeding, including binding arbitration or other formal alternative dispute resolution, against an **Insured**, commenced by the service of a complaint, arbitration petition, or similar legal document;

3. a criminal proceeding against an **Insured**, commenced by the return of an indictment or similar legal document;

4. an administrative or regulatory proceeding against an **Insured**, commenced by such **Insured's** receipt of a notice of filed charges, complaint, or similar legal document;

5. a formal investigation of an **Insured**, commenced by the receipt of: (i) a notice of filed charges, formal investigative order, civil investigative demand, or similar legal document; (ii) a written notice identifying such **Insured** as a target of an enforcement unit; or (iii) a Wells Notice from the SEC indicating that it may commence an enforcement action against such **Insured**;

6. a subpoena served on an **Insured** pursuant to a formal investigative order issued by any government enforcement body, commenced by such service;

7. a request for **Extradition** of an **Insured Person**, including the execution of an arrest warrant where such execution is an element of **Extradition**, commenced by the **Insured's** receipt of such request;

8. a **Security Holder Derivative Demand** solely with respect to Insuring Agreement B, commenced by the **Insured's** receipt of such demand;

9. a **Non-Party Witness Request**; or

10. a written request to toll or waive a statute of limitations relating to any of the above, commenced by the **Insured's** receipt of such written request,

for a **Wrongful Act**. A **Claim** will be deemed to have been made when it is commenced as set forth above.

Claim does not include routine examinations, routine inspections, or similar routine reviews or inquiries, industry sweeps, deficiency letters, or general requests for information.

B. *Defense Expenses* also mean **Non-Party Witness Expenses**, **Extradition Expenses**, and the necessary costs, charges, expenses, and fees incurred by an **Insured Person** in defending against a demand to repay, return, or refund amounts pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) §954 or the Sarbanes Oxley Act of 2002 (SOX) § 304(a).

Defense Expenses also do not include **Derivative Investigation Expenses**.

C. *Derivative Investigation Expenses* mean the reasonable and necessary costs, charges, expenses, and fees, including attorney's and expert's fees, incurred in connection with the investigation or evaluation of a **Security Holder Derivative Demand** incurred by the **Insured Organization**, its board of directors, board of trustees, board of managers, functional equivalent board, or any committee of such board.

Derivative Investigation Expenses do not include regular or overtime wages, salaries, or fees of a **Director or Officer** or **Employee**.

D. *Director or Officer* means a natural person who is, was, or becomes a duly elected or appointed **Mutual Fund Independent Director** or other director, officer, trustee, in-house general counsel, principal, general partner, member of the board of managers or management committee, or the functional or foreign equivalent position, of the **Insured Organization**.

E. *Employee* means a natural person who is, was, or becomes an employee of the **Insured Organization**, including a full-time, part-time, or temporary employee.

F. *Executive Officer* means a natural person while serving as the chief executive officer, chief financial officer, chief investment officer, chief compliance officer, or in-house general counsel, or the functional or foreign equivalent position of the **Insured Organization**.

G. *Extradition* means a formal process by which an **Insured Person** located in a country is surrendered to another country to answer a criminal accusation.

H. *Extradition Expenses* mean the reasonable and necessary costs, charges, expenses, and fees, including attorney's and expert's fees, incurred by an **Insured Person** in lawfully opposing, challenging, resisting, or defending against a request for, or an effort to obtain, his or her **Extradition**.

Extradition Expenses do not include regular or overtime wages, salaries, or fees of an **Insured**.

I. *Insured* means **Insured Persons** and **Insured Organizations**.

J. *Insured Organization* means a **Mutual Fund**.

K. *Insured Person* means an **Advisory Board Member**, **Director or Officer**, or **Employee**.

L. *Loss* means: (i) **Defense Expenses**; and (ii) damages, judgments, settlements, and prejudgment and postjudgment interest; (iii) **Derivative Investigation Expenses**, that an **Insured** is legally obligated to pay as a result of a **Claim**; and (iv) the reasonable premium or origination fee incurred to secure a loan or bond to comply with the Dodd-Frank § 954(b)(2) or SOX § 304; provided that with respect to the multiple portion of a multiplied damage award, or punitive or exemplary damages, **Loss** only includes such damages to the extent they are insurable under the law of a jurisdiction that is most favorable to the insurability of such damages and has a substantial relationship to the **Insured**, **Claim**, Company, or this **Liability Coverage**.

Loss, other than **Defense Expenses**, does not include any amount that constitutes:

1. taxes, fines, or penalties, except for civil penalties assessed against an **Insured Person** pursuant to the Foreign Corrupt Practices Act of 1977 § (2)(g)(2)(B) or the United Kingdom Bribery Act of 2010 (Eng.) § 11(1)(a);

2. disgorgement or other loss that is uninsurable under the law pursuant to which this **Liability Coverage** is construed; provided, the Company will not assert that any amount of a judgment or settlement in a **Claim** for a violation of the Securities Act of 1933 §§ 11, 12, or 15 constitutes disgorgement, or other uninsurable loss;

3. fees, expenses, or charges, including management, referral, contingency, or brokerage fees, commissions, or

sales loads; or

4. costs and expenses incurred, or to be incurred, to comply with an order, judgment, or award of injunctive or other equitable relief, or the portion of a settlement encompassing injunctive or other equitable relief.

Loss does not include any amount that an **Insured** is absolved from paying or is allocated to uncovered loss pursuant to the General Terms and Conditions, section III. CONDITIONS, J. ALLOCATION.

M. *Mutual Fund Independent Director* means a natural person who is, was, or becomes director or trustee of a **Mutual Fund** who is not an "interested person," as defined in the Investment Company Act of 1940 § 2(a)(19), of such **Mutual Fund**.

N. *Non-Party Witness Request* means:

1. a civil proceeding, including binding arbitration or other formal alternative dispute resolution, against an investment adviser or service provider of a **Mutual Fund**, commenced by the service of a complaint, arbitration petition, or similar pleading;

2. a criminal proceeding against an investment adviser or service provider of a **Mutual Fund**, commenced by the return of an indictment or similar legal document;

3. an administrative or regulatory proceeding against an investment adviser or service provider of a **Mutual Fund**, commenced by such investment adviser's or service provider's receipt of a notice of filed charges, complaint, or similar legal document; or

4. a formal investigation against an investment adviser or service provider of a **Mutual Fund** commenced by the receipt of: (i) a notice of filed charges, investigative order, civil investigative demand, or similar legal document; (ii) a written notice identifying such investment adviser or service provider of a **Mutual Fund** as a target of an enforcement action; or (iii) a Wells Notice from the SEC indicating that it may commence an enforcement action against such investment adviser or service provider of a **Mutual Fund**,

that names or identifies a **Mutual Fund Independent Director** as a non-party witness.

O. *Non-Party Witness Expenses* mean the reasonable and necessary legal fees and expenses incurred by a **Mutual Fund Independent Director** in his or her capacity as a non-party witness in connection with any **Non-Party Witness Request**.

P. *Security Holder Derivative Demand* means a written demand brought and maintained by a security holder of the **Insured Organization** on behalf of the **Insured Organization**, made upon the **Insured Organization's** board of directors, board of managers, or functional equivalent board, to bring a civil proceeding against an **Insured Person** for a **Wrongful Act** committed by such **Insured Person**, but only if such demand is brought and maintained without the active solicitation, assistance, or participation of an **Insured**.

Q. *Wrongful Act* means:

1. an error, misstatement, misleading statement, act, omission, neglect, or breach of duty, committed or attempted by an **Insured** in its capacity as such; or

2. a matter claimed against an **Insured Person** solely by reason of his or her status as such.

III. *EXCLUSIONS*

A. EXCLUSIONS APPLICABLE TO ALL LOSS

1. BODILY INJURY, PERSONAL INJURY, AND PROPERTY DAMAGE

a. The Company will not be liable for **Loss** on account of a **Claim** for: (i) bodily injury, mental anguish, emotional distress, sickness, disease, or death of any person; (ii) false arrest, detention, imprisonment, or malicious prosecution; (iii) wrongful entry, wrongful eviction, invasion of the right of private occupancy; or (iv) discrimination, defamation, libel, slander, disparagement, or a violation of the right to privacy or publicity; provided, this will not apply to **Claims** based upon or arising out of the **Insured's** provision of financial, economic, or investment advice to a customer or client, or management of a **Mutual Fund**.

b. The Company will not be liable for **Loss** on account of a **Claim** for damage to, or destruction of, tangible or intangible property or data, including the loss of the use of such property or data.

2. **BROKER/DEALER**

The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any activity by an **Insured** as a broker or dealer in securities as defined in the Securities Exchange Act of 1934 §§ 3(a)(4) and 3(a)(5).

3. **CONTRACTUAL LIABILITY**

   a. The Company will not be liable for **Loss** on account of a **Claim** for any liability of an **Insured** under an oral or written contract or agreement, regardless of whether such liability is direct or assumed.

   b. Exclusion A.3 will not apply to:

      i. the extent that the **Insured Organization** would have been liable in the absence of the contract or agreement; or

      ii. a **Claim** that is brought or maintained by, or on behalf of, a customer or client of the **Insured Organization** alleging a breach of contract or agreement that governs or specifies the **Insured's** provision of professional services.

4. **DISHONEST, CRIMINAL, AND FRAUDULENT ACTS**

   a. The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any deliberately dishonest, criminal, or fraudulent act or omission, or a willful violation of law, if a final nonappealable adjudication adverse to the **Insured** in any underlying action establishes that such **Insured** committed such act, omission, or willful violation.

   b. For purposes of applying Exclusion A.4: (i) no fact pertaining to, or knowledge possessed by, an **Insured Person** will be imputed to another **Insured Person**; and (ii) only facts pertaining to, or knowledge possessed by, an **Executive Officer** will be imputed to the **Insured Organization**.

5. **EMPLOYMENT LAWS**

The Company will not be liable for **Loss** on account of a **Claim** for a violation of: (i) the responsibilities, duties, or obligations under any law concerning Social Security, unemployment insurance, workers' compensation, or disability insurance or any similar domestic or foreign law; or (ii) the Worker Adjustment and Retraining Notification Act (WARN), Occupational Safety and Health Act (OSHA), Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA), National Labor Relations Act (NLRA), Fair Labor Standards Act (FLSA), or any similar domestic or foreign law.

6. **ERISA**

The Company will not be liable for **Loss** on account of a **Claim** for: (i) a violation of the Employee Retirement Income Security Act of 1974 (ERISA), or similar domestic or foreign law, in connection with an employee benefit plan sponsored by the **Insured Organization** for the benefit of **Employees**; or (ii) an **Insured's** failure or refusal to establish, contribute to, pay for, insure, maintain, provide benefits pursuant to, enroll, or maintain the enrollment of **Employees** or their dependents in any employee benefit plan, fund, or program, including contracts or agreements that are not subject to the provisions of ERISA.

7. **IMPROPER PROFIT**

   a. The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of an **Insured's** acquisition of any profit, remuneration, or financial advantage to which such **Insured** was not legally entitled if a final nonappealable adjudication adverse to the **Insured** in any underlying action establishes that such **Insured** was not legally entitled to such profit, remuneration, or financial advantage.

   b. Exclusion A.7 will not apply to **Loss** on account of a **Claim** for violations of the Securities Act of 1933 §§ 11, 12, or 15.

   c. For purposes of applying Exclusion A.7: (i) no fact pertaining to, or knowledge possessed by, an **Insured Person** will be imputed to another **Insured Person**; and (ii) only facts pertaining to, or knowledge possessed by, an **Executive Officer** will be imputed to the **Insured Organization**.

8. **INSURED VERSUS INSURED**

   a. The Company will not be liable for **Loss** on account of a **Claim** against an **Insured** that is brought or maintained by, or on behalf of, an **Insured** under this **Liability Policy**, or a **Subsidiary**, in any capacity; provided this will not apply to a **Claim** brought and maintained:

i.   on behalf of the **Insured Organization** in the form of a security holder derivative action or **Security Holder Derivative Demand** by one or more persons who are not **Director or Officers** and bring or maintain such **Claim** without the active solicitation, assistance, or participation of a natural person who is serving, or in the past two years has served, as a **Director or Officer**;

ii.   by an **Insured Person** for contribution or indemnity, if the **Claim** is part of, or results directly from, a **Claim** that is not otherwise excluded under this **Liability Coverage**;

iii.   by a natural person, who was an **Insured Person** and has not served in such capacity for at least two years preceding the date the **Claim** is made, that brings and maintains the **Claim** without the active solicitation, assistance, or participation of the **Insured Organization**, or a natural person who is serving, or in the past two years has served, as an **Insured Person**;

iv.   by a court appointed examiner, receiver, conservator, liquidator, trustee, rehabilitator, member of the creditors' committee of the **Insured Organization**, or similar official serving in the same legal capacity;

v.   outside of the United States, U.S. territories and possessions, Canada, United Kingdom, or Australia;

vi.   by an **Advisory Board Member**, who brings or maintains such **Claim** without the active solicitation, assistance, or participation of a natural person who is serving, or in the past two years has served, as a **Director or Officer**;

vii.   against a **Mutual Fund Independent Director**, provided that such **Claim** is brought and maintained without the active solicitation, assistance, or participation of such **Mutual Fund Independent Director**; or

viii.   against a **Mutual Fund Independent Director** and an **Insured Organization** so long as such **Mutual Fund Independent Director** remains a co-defendant in such **Claim**, provided that such **Claim** is brought and maintained without the active solicitation, assistance, or participation of such **Mutual Fund Independent Director** or **Insured Organization**.

b.   For purposes of Exclusion A.8: an **Insured Person's Whistleblowing Activity** alone will not constitute active solicitation, assistance, or participation.

9. INVESTMENT BANKING

a.   The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of an **Insured's**: (i) investment banking activities, including service as an underwriter, consultant, adviser, or specialist; (ii) advice, recommendations, or services regarding merger, tender offer, proxy contest, acquisition, restructuring, reorganization, recapitalization, divestiture, or similar transaction; or (iii) fairness opinion regarding the valuation of assets or business entities not held by an **Insured** as trustee.

b.   Exclusion A.9 will not apply to the extent that the activities described in a(i),(ii), or (iii) concern the issuance of shares by a **Mutual Fund**, the restructuring of a **Mutual Fund**, or the voting of shares held by a **Mutual Fund**.

10. POLLUTION

a.   The Company will not be liable for **Loss** on account of a **Claim**: (i) for the actual, alleged, or threatened discharge, dispersal, seepage, migration, release, or escape of a **Pollutant**; (ii) for any request, demand, order, or statutory or regulatory requirement that any **Insured** or others test for, monitor, clean up, remove, contain, treat, detoxify, neutralize, or in any way respond to or assess the effects of a **Pollutant**; or (iii) brought by or on behalf of any governmental authority because of testing for, monitoring, cleaning up, removing, containing, treating, detoxifying, neutralizing, or in any way responding to or assessing the effects of a **Pollutant**.

b.   Exclusion A.10 will not apply to **Claim** against an **Insured Person** for **Loss** that is not indemnified by the **Insured Organization,** nor will it apply to a **Claim** seeking damages for the diminution in value of an interest in a **Mutual Fund**.

11. PRIOR NOTICE

The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any fact, circumstance, situation, event, **Wrongful Act**, or **Related Wrongful Act** that has been the subject of any written notice given by, or on behalf of, an **Insured** under any other directors and officers, management, professional, or similar liability insurance policy.

12. PRIOR OR PENDING PROCEEDING

The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any fact, circumstance, situation, event, **Wrongful Act**, or **Related Wrongful Act**, underlying or alleged in a prior or pending civil, criminal, administrative, or regulatory proceeding, including a mediation, arbitration, or other alternative dispute resolution against an **Insured**, as of, or prior to, the applicable Prior or Pending Proceeding Date set forth in ITEM 5 of the Declarations for this **Liability Coverage**.

B. EXCLUSIONS APPLICABLE TO LOSS, OTHER THAN DEFENSE EXPENSES

1. INABILITY TO PAY

The Company will not be liable for **Loss**, other than **Defense Expenses**, on account of a **Claim** for the inability of a bank or banking firm, custodian, or broker or dealer in securities or commodities, to make any payment, or the inability of any such entity or person to settle or effect a transaction of any kind.

IV. CONDITIONS

A. SECURITY HOLDER DERIVATIVE DEMAND INVESTIGATION EXPENSE COVERAGE

The Company's maximum liability under Insuring Agreement B for all **Derivative Investigation Expenses** for all **Security Holder Derivative Demands** first made during the **Policy Period** is the Derivative Investigation Expense Limit of Liability as set forth in ITEM 5 of the Declarations, which is part of, and not in addition to, the Mutual Fund Liability Coverage Limit of Liability.

B. SUPPLEMENTAL INDEPENDENT DIRECTOR PERSONAL INDEMNIFICATION COVERAGE

1. The Company's maximum liability under Insuring Agreement C for all **Loss** for all **Claims** first made during the **Policy Period** is the Supplemental Personal Indemnification Limit of Liability as set forth in ITEM 5 of the Declarations, which is in addition to, and excess of, the Mutual Fund Liability Coverage Limit of Liability.

2. The Mutual Fund Limit of Liability must be completely exhausted by payment of **Loss** before the Company will have an obligation to pay **Loss** under Insuring Agreement C.

3. Coverage under Insuring Agreement C is specifically excess of any other insurance or indemnification available to the **Mutual Fund Independent Director**, including any other insurance that is specifically excess of this **Liability Coverage**. All such other insurance and indemnification must be exhausted by payment of loss, damages, defense expenses, claim expenses, or other amounts covered under such other insurance or indemnification before the Company will have any obligation to pay for **Loss** under Insuring Agreement C.

4. This **Liability Coverage** is not subject to the terms or conditions of any other insurance.

C. ADVISORY BOARD MEMBER COVERAGE

1. Coverage under this **Liability Policy** is afforded to an **Advisory Board Member**, only to the extent that the **Insured Organization** agrees to indemnify such **Advisory Board Member** pursuant to a written indemnification agreement.

2. Any coverage provided to an **Advisory Board Member** is excess of all other valid and collectible indemnity and insurance otherwise available to such **Advisory Board Member**.

D. RETENTION - MUTUAL FUND LIABILITY

The following supplements the General Terms and Conditions, section III. CONDITIONS, D. RETENTION:

No Retention applies to **Loss** solely covered under Insuring Agreements B or C, or to unindemnified **Loss** under Insuring Agreement A, except as otherwise provided in the General Terms and Conditions, section III. CONDITIONS, H. PRESUMPTIVE INDEMNIFICATION; unindemnified **Loss** includes **Loss** that a **Mutual Fund Independent Director** becomes legally obligated to pay on account of a **Claim** that the **Insured Organization** is unable to indemnify due to liquidation, or other **Financial Insolvency**.

DEFENSE EXPENSES INCLUDE INVESTIGATING AND MONITORING CLAIMS ENDORSEMENT

This endorsement changes the following:

Mutual Fund Liability

It is agreed that:

The following is added to II. DEFINITIONS:

Defense Expenses also mean the necessary costs, charges, expenses, and fees, including attorney's fees, incurred in investigating or monitoring a **Claim**.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**

Policy Number: **106678970**

MOCK REGULATORY EXAMINATION ENDORSEMENT

This endorsement changes the following:

Mutual Fund Liability

It is agreed that:

1. The following is added to I. INSURING AGREEMENTS:

    MOCK REGULATORY EXAMINATION

    The Company will reimburse the **Insured Organization's** premium in an amount constituting half of the costs paid for a **Mock Regulatory Examination** up to the lesser of 10% of the **Liability Policy** premium or $25,000, subject to the Company's receipt and validation of the compliance consulting firm's invoice during the **Policy Period**.

2. The following is added to II. DEFINITIONS:

    Mock Regulatory Examination means a simulated regulatory compliance examination of an **Insured Organization** performed during the **Policy Period** by a compliance consulting firm that is on the Company's pre-approved panel.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**

Policy Number: **106678970**